

October 20, 2020

Patrick Pedonti
Senior Vice President and Chief Financial Officer
SS&C Technologies Holdings, Inc.
80 Lamberton Road
Windsor, CT 06095

      Re: SS&C Technologies Holdings, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 28, 2020
          File No. 001-34675

Dear Mr. Pedonti:

We have reviewed your September 3, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 18. Segment and Geographic Information, page 86

1.   Please explain further the following as it relates to the information provided in your response to prior comment 1:

- Provide a breakdown of your 10 components.
- Tell us the size of each component and provide the revenue and operating income for each.
- Clarify which costs are allocated based on the budgeted revenue contribution by each component, and tell us what percentage of each component's expenses are comprised of allocated costs versus direct costs.

- Describe the nature of the direct costs that are attributed to the components.
- Explain further why the exclusion of certain expenses such as share-based compensation, legal settlements, fair value adjustments, etc. would result in component financial information that is not useful to the CODM.
- Describe further the goals and objectives that are discussed at your weekly staff meetings. Tell us whether these are financial or performance goals and explain how you evaluate the progress towards meeting such goals and objectives.
- You state that the CODM utilizes weekly revenue updates, in part, to help evaluate which resource requests will be fulfilled during the period. Explain further how requests are communicated to the CODM and the factors he considers in determining which will be fulfilled. Also, clarify how each component's goals and objectives factor into any resource allocation decisions.
- Tell us whether resource allocation discussions occur at your weekly staff meetings, and how these meetings play into the CODM's consideration for making resource allocation decisions, even at a consolidated level.
- Explain how you manage the budget to actual results throughout the year. Specifically address the actions taken should one of the components fail to meet their revenue or operating income budget goals in a particular period.
- Explain further how the CODM allocates his bonus pool among each of the components and specifically address the strategic initiatives and other factors that are considered. Provide examples of the strategic initiatives and describe how they are measured.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology